EXHIBIT (14)
THE GORMAN-RUPP COMPANY
CODE OF ETHICS
Introduction
     This Code of Ethics describes the basic principles of conduct that apply to all employees, officers and Directors of The Gorman-Rupp Company (“Company”). This Code is intended to provide a broad overview of basic ethical principles that guide our conduct. Violation of this Code may result in disciplinary action as deemed appropriate by the Company’s Board of Directors, varying from reprimand to dismissal.
     The requirement that we adhere to each of the policies and principles contained in this Code may only be waived by the Board of Directors. The Company will promptly disclose to the Company’s shareholders and the investing public any waiver of this Code.
Compliance with Laws, Rules and Regulations
     We strive to comply with all laws, rules and regulations of the places where the Company conducts business.
Conflicts of Interest
     We conduct our business affairs in the best interests of the Company and shall therefore avoid situations where our private interests interfere with the Company’s interests. We shall be especially sensitive to situations that have the appearance of impropriety.
Record-Keeping
     We require honest and accurate recording and reporting of financial and other information.
     All of the Company’s records, accounts and financial statements are maintained in reasonable detail, appropriately reflect its transactions, and conform both to applicable legal and financial accounting requirements.
Public Reporting
     We endeavor to make full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and the American Stock Exchange and in the Company’s news releases and other public communications.
     We require cooperation and open communication with our internal and external auditors. We consider any action to fraudulently influence, coerce, manipulate or mislead any auditor engaged in the performance of an audit of the Company’s financial statements to be an illegal activity.

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Insider Trading
     Consistent with the federal securities laws, we confirm that the conduct of any person who buys or sells the Company’s securities on the basis of material, non-public information concerning the Company is illegal.
     We further confirm the illegal conduct of any person in possession of material, non-public information who provides another person with such information or recommends that he or she buy or sell the Company’s securities. These prohibitions also apply to material, non-public information obtained about any other company during the course of working for the Company.
Corporate Opportunities
     We do not personally take advantage of opportunities that are discovered because of our position without the prior consent of the Board of Directors. We shall not compete with the Company and shall fulfill our fiduciary duties to the Company to advance its legitimate interests whenever the opportunity to do so arises.
Competition and Fair Dealing
     We manage the Company so that it competes fairly and honestly. We do not engage in unethical or illegal business practices such as stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing disclosure of this type of information by past or present employees of other companies. We shall respect the confidentiality of our customers’, suppliers’ and competitors’ information.
Business Entertainment and Gifts
     We recognize that business entertainment and gifts are meant to create goodwill and sound working relationships, not to gain unfair advantage with customers or suppliers. We shall not offer, give or accept any gift or entertainment unless it: (i) is not a cash gift, (ii) is consistent with customary business practices, (iii) is not excessive in value, (iv) cannot be construed as a bribe or payoff, and (v) does not violate any laws or regulations.
Discrimination and Harassment
     We provide equal opportunity in employment and will not tolerate discrimination or harassment in the workplace. Derogatory comments based on racial or ethnic characteristics, unwelcome sexual advances and similar behavior are prohibited by the Company’s policies.
Health and Safety
     We strive to provide a safe and healthful work environment by following safety and health rules and practices.
     We do not permit violence or threatening behavior in the workplace.

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Confidentiality
     We protect the Company’s confidential, proprietary and trade secret information. We also protect information that suppliers and customers have entrusted to the Company on a confidential basis. Our personal obligation to safeguard the Company’s confidential, proprietary and trade secret information continues even after our employment with the Company ends.
Protection and Proper Use of Company Assets
     We shall not engage in theft or careless use of the Company’s assets. We shall never use the Company’s assets for illegal purposes.
Activities Concerning Foreign Governments
     In compliance with the United States Foreign Corrupt Practices Act and The Organization for Economic Co-Operation and Development Anti-Bribery Convention, we do not give anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. We do not promise, offer or deliver to any foreign or domestic government employee or official any gift, favor or other gratuity that would be illegal.
     Our policy is to comply with the laws of other nations in which the Company conducts business.
Reporting Illegal or Unethical Behavior
     In order to encourage good faith reports of illegal or unethical behavior within the Company to the Company’s Corporate Manager Internal Audit (including violations of this Code), we keep all reports confidential and do not allow retaliation for reports of misconduct by others. We will cooperate in internal investigations of alleged misconduct.
     We shall not permit any form of retribution against any employee who, in good faith, reports violations or suspected violations of Company policy.
Conclusion
     Our business conduct on behalf of the Company shall be guided by the policies and principles set forth in this Code.
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     This Code of Ethics was first authorized, approved and adopted by the Board of Directors of The Gorman-Rupp Company on October 23, 2003 for application to the Company’s Chief Executive Officer, Chief Financial Officer and Treasurer. The Board of Directors expanded the scope of this Code of Ethics by the authorization, approval and adoption of an appropriate resolution on April 22, 2004 so that it applies to all employees, officers and Directors of the Company.

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